--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   HIGHRIDGE PACIFIC HOUSING INVESTORS, L.P.        (Month/Day/Year)       SCHULER HOMES, INC.-SHLR
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)       APRIL 3, 2001       5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director       X(1) 10% Owner        (Month/Day/Year)
                                                    curity Number of    ----               ----
   300 CONTINENTAL BLVD., SUITE 390                 Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
   EL SEGUNDO, CALIFORNIA 90245                                                                                ---
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
  None.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)




FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                 (2)      N/A     Class A Common Stock   18,754,727(1) (2)          I               (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1) Highridge is a member of WPH-Schuler LLC, which holds 18,754,727 shares of Class B common stock of the issuer. WPH Acquisitions, Inc.
("Acquisitions") is the general partner of Highridge. Each of Highridge and Acquisitions, together with Messrs. Eugene Rosenfeld, Steven Berlinger, John
Long and Craig Manchester, the executive officers and directors of Acquisitions, disclaim beneficial ownership of all shares of Class B common stock in which they do not have a pecuniary interest and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of
Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The Reporting Persons will have no pecuniary interest in these 18,754,727 shares if the market price of the Common Stock of the issuer is less than $2.33 upon the liquidation of WPH-Schuler LLC. At market prices above this figure, the Reporting Persons will have a progressively larger pecuniary interest. Each share of Class B common stock held by WPH-Schuler
LLC is convertible into one share of Class A common stock of the issuer, as discussed in Footnote (2). The Reporting Persons may be deemed to be members of a Section 13(d) group that beneficially owns more than 10% of the issuer's outstanding Class A common stock. The Reporting Persons disclaim beneficial ownership of Class A common stock owned or deemed beneficially owned by other members of the group.

(2) Under the terms of a stockholders agreement, the Class B common stock beneficially owned by the Reporting Persons may be convertible into Class A common stock on January 3, 2002, if certain conditions are met, and could become convertible at an earlier date if certain terms of the stockholders agreement were amended or waived. No additional consideration will be paid to convert the Class B common stock into Class A common stock.

                                                                       HIGHBRIDGE PACIFIC HOUSING INVESTORS, L.P.
                                                                       BY: WPH ACQUISITIONS, INC.
                                                                       Its General Partner
                                                                       By: /s/ Steven A. Berlinger, Its CFO and
                                                                               Vice President                        April 23, 2001
                                                                       ------------------------------------------  -----------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person                 Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)

Joint Filer Information

Name:    WPH Acquisitions, Inc.

Address: 300 Continental Boulevard
         El Segundo, CA 90245

Designated Filer: Highridge Pacific Housing Investors, L.P.
Issuer & Ticker Symbol: Schuler Homes, Inc. ("SHLR")

Date of Event Requiring Statement: April 3, 2001
Signature: WPH Acquisitions, Inc.
           By: /s/ Steven Berlinger
               ---------------------------------
               Title: CFO and Vice President